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                                                                      Exhibit 23

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefits Committee and Participants
Noble Energy, Inc. Thrift and Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (File No. 2-66654) on Form S-8 of Noble Energy, Inc. of our report dated June 3, 2004 with respect to the statements of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, and the related Supplemental Schedule, which report appears in the December 31, 2003, annual report on Form 11-K of Noble Energy, Inc. Thrift and Profit Sharing Plan.

                                                       KPMG LLP

Oklahoma City, Oklahoma
June 28, 2004